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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                       CHECKERS DRIVE-IN RESTAURANTS, INC.
                       -----------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   162809-10-7
                                   -----------
                                 (CUSIP NUMBER)

                             Janet S. McCloud, Esq.
          Christensen, Miller Fink, Jacobs, Glaser, Weil & Shapiro, LLP
                      2121 Avenue of the Stars, 18th Floor
                              Los Angeles, CA 90067
                                 (310) 553-3000
                                 --------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 25, 1998
                               ------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                       SCHEDULE 13D
CUSIP No.  162809-10-7                                         Page 2 of 6 Pages

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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Rally's Hamburgers, Inc., a Delaware corporation
        I.R.S.  #62-1210077

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                        (b)  [x]

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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS
        N/A

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                [ ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

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                       7.  SOLE VOTING POWER
                       19,130,930 shares
NUMBER OF
SHARES                 ---------------------------------------------------------
BENEFICIALLY           8.  SHARED VOTING POWER
OWNED BY               -0-
EACH
REPORTING              ---------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER
                       19,130,930 shares

                       ---------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                       -0-

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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        19,130,930 shares

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.1%

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14.     TYPE OF REPORTING PERSON*
        CO

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        Reference is herby made to that certain Statement on Schedule 13D, dated
December 18, 1997, as amended by Amendment No. 1 thereto, dated January 9, 1998 (collectively, the "Statement"), filed by Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), with respect to the common stock, par value $.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Statement. Unless otherwise indicated herein, the information contained in the Statement remains unchanged. The Statement is hereby amended as follows:


ITEM 1.  SECURITY AND ISSUER.

        Item 1 of the Statement is hereby amended to state that the principal executive offices of Checkers are located at 14255 49th Street North, Building I, Clearwater, Florida 33762.

ITEM 2.  IDENTITY AND BACKGROUND

        Item 2 of the Statement is hereby amended to state that the principal executive offices of Rally's are located at 14255 49th Street North, Building I, Clearwater, Florida 33762.


ITEM 4.  PURPOSE OF TRANSACTION

        Item 4 of the Statement is hereby amended by adding the following:

        On September 28, 1998, Rally's announced that it has entered into a letter of intent with GIANT GROUP, LTD., a Delaware corporation ("GIANT"), and Checkers, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, whereby Rally's will merge with GIANT and Checkers in an all-stock transaction. Rally's intends to vote its shares of Checkers Common Stock in favor of the merger when the transaction is presented to Checkers' stockholders for their approval. A copy of the press release announcing the transaction is attached hereto as Exhibit 99.2 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Letter of Intent, dated as of September 25, 1998, among Rally's, GIANT and Checkers.

Exhibit 99.2  Press Release, dated September 28, 1998.



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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ JAMES T. HOLDER
                                                  ------------------------------
Date:  September 29, 1998                         James T. Holder
                                                  Senior Vice President, General
                                                  Counsel & Secretary